Exhibit 4.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company:

Compton Petroleum Corporation (“Compton”)
3300, Fifth Avenue Place
East Tower, 425 - 1st Street SW
Calgary, AB T2P 3L8

Item 2.	Date of Material Change:

Janaury 9, 2009.

Item 3.	News Release:

The press release reporting the material change, a copy of which is attached hereto as Schedule A, was released on January 9, 2009 through the services of Canada NewsWire.

Item 4.	Summary of Material Change:

Compton announced that Mr. Tim Granger has been appointed to the position of President and Chief Executive Officer of Compton, effective January 26, 2009. Mr. Granger will also be appointed to Compton’s board of directors effective on that date.

Item 5.	Full Description of Material Change:

See item 4 above and Schedule A.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7.	Omitted Information:

Not applicable.

Item 8.	Executive Officer:

For further information, please contact Norman G. Knecht, Vice-President Finance and Chief Financial Officer of Compton, at the above-mentioned address or at (403) 237-9400.

Item 9.	Date of Report:

January 16, 2009.

Schedule A

News Release

COMPTON PETROLEUM CORPORATION

President and Chief Executive Officer

For immediate release:	January 9, 2009

Calgary, Alberta – Compton Petroleum Corporation (TSX – CMT, NYSE- CMZ) is pleased to announce the appointment of Mr. Tim Granger to the position of President and Chief Executive Officer, effective January 26, 2009. Mr. Granger will also be appointed to Compton’s Board of Directors on that date.

Mr. Granger most recently held the office of Vice President, Asset Optimization and Chief Operating Officer at Paramount Energy Trust and prior to that Managing Director of TAQA North following the acquisition of Primewest Energy by TAQA in January of 2008. Mr. Granger had been the Chief Operating Officer of Primewest which he joined in 1999.

Mr. Granger has more than 27 years of extensive experience in exploitation, production operations and asset management. From 1996 to 1999, Mr. Granger held various managerial positions at Pogo Canada Ltd. and Petro-Canada, including production engineering and upstream information technology. Prior to 1996, Mr. Granger held various management positions at Amerada Hess Canada Ltd., and engineering positions at Dynex Petroleum Ltd., Canterra Energy Ltd. and Dome Petroleum Limited.

Mr. Granger graduated from Carleton University with a B.Sc. in Mechanical Engineering.

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin. Compton’s shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

For further information contact: Mel Belich, Chairman of the Board, or Norm Knecht, VP Finance & CFO. Telephone:
(403) 237-9400, Fax (403) 237-9410.

Website: www.comptonpetroleum.com

Email: investorinfo@comptonpetroleum.com